Filed by NetRatings, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

Subject Company: Jupiter Media Metrix, Inc.
Commission File No.: 000-25943

Replay Transcript

NetRatings Fourth Quarter Earnings Conference Call
January 29, 2002
4:30 p.m. EST

JACK LAZAR: Please listen to the following cautionary language required by certain SEC Rules. We draw your attention to the fact that NetRatings has filed with the SEC various important documents related to the proposed acquisition of Jupiter Media Metrix by NetRatings. These documents are available through the SEC's web site at www.sec.gov. You may also obtain copies of these documents by contacting NetRatings directly. These documents contain important information about the transactions and you are urged to read them carefully.

NetRatings, as well as its officers and directors, may be deemed to be participating in a solicitation of proxies from Jupiter Media Metrix's shareholders with respect to the transaction. Information about such individuals can be found in NetRatings' recently filed proxy statement, dated April 25, 2001, available from the SEC and from NetRatings directly.

OPERATOR: Good afternoon, and welcome to the NetRatings fourth quarter and full year 2001 earnings conference call.

All lines will be in a listen-only mode until the formal question-and-answer session.

If you would like to ask a question, please press star, one on your touch-tone phone. At the request of NetRatings, today's call is being recorded. If anyone has any objections, you may disconnect at this time.

For opening remarks, I'd like to turn the call over to Mr. Dave Toth, Chief Executive Officer of NetRatings. Sir, you may begin.

DAVE TOTH, CHIEF EXECUTIVE OFFICER, NETRATINGS: Thank you and good afternoon.

I'd like to welcome you to the NetRatings fourth quarter and year 2001 conference call. Bill Pulver our President and Chief Operating Officer and Jack Lazar our Executive Vice President of Corporate Development and Chief Financial Officer join me today.

Jack will now read our Safe Harbor statement.

JACK LAZAR, EXECUTIVE VICE PRESIDENT CORPORATE DEVELOPMENT & CFO, NETRATINGS: Thanks, Dave.

I'd like to remind you, that except for historical information contained herein, that matters set out in this conference call release are forward-looking statements related to future events and the future performance of the company.

Such forward-looking statements include, but are not limited to statements regarding our acquisition transactions pending with Jupiter Media Metrix and ACNielsen eRatings.com.

The future growth of the market served by the company, and other general, economic, business, competitive and regulatory factors that could effect our businesses—our business materially.

We wish to caution you that such statements are just predictions, and that actual events or results may differ materially. We refer you to the company's Q4 earnings release, dated January 29th, and our 10-Q and 10-K filings made with the SEC, for additional information on risk factors which could cause actual results to differ materially from our current expectations.

Additional information will also be set forth in NetRatings Form 10-K, for the period ended December 31st, 2001, which will be filed with the SEC in the near future.

TOTH: Thanks, Jack.

Today, in addition to providing you with the results for the year, and the quarter, I'd like to provide an overview on the state of the Internet, an update on the status of our proposed acquisitions of Jupiter Media Metrix and ACNielsen eRatings.com.

First, let me share our financial results with you. Revenue for the year was $23.5 million, up 15 percent over year 2000. Pro forma net loss for the year, was six cents per share. Revenue for Q4 was $5.1 million, renewal rates and our operating loss both showed substantial improvements.

Pro forma net loss for the fourth quarter was three cents per share. As of today, we have over $322 million in cash, available to fund our strategic growth and future operations.

In the fourth quarter we added 54 new customers, including 15 domestic and 39 international. Our average selling price or ASP's remained high at $60,000. The quality and strength of our customer additions and renewals were outstanding.

New U.S. customers in the quarter included Autobytel, Cable & Wireless, Kimberly-Clark, Macys.com, the National Railroad Passenger Corp. (Amtrak) and the Washington Post.

These were complimented by international customers including Carlsberg, HSBC Bank, Nationwide Building Society, Nissan Motor Corporation and Peugeot Japan.

Renewing customers in the fourth quarter include American Express, American Greetings, Ask Jeeves, CNET, First USA and True North Communications.

As we move forward, we will continue to assess the environment and make adjustments as necessary to maintain expenses in line with our revenue outlook. As you are aware, fiscal responsibility remains a top priority for us. Jack will provide you with a full update on the numbers in a few minutes.

Today, over 498 million home users around the world have access to the Internet, a 22 percent year-over-year increase. In the United States, we continue to see signs, that the Internet is a critical forum for a majority of the population. Whether it's in time spent, pages viewed or the amount of shopping, dependence on the Internet continues to expand.

U.S. users spent over 13 percent more time on line this past December, as compared with December 2000. What's even more promising is, that over 20 percent of active Internet users now access the Internet using high speed means such as cable modems, or DSL.

This is significant for content providers, marketers and infrastructure suppliers alike, since broadband users, at over 17 hours per month, spend more than twice as much time on line as narrow band users.

This translates into more ad impressions, more content consumed and more online shopping. Our statistics show that broadband users purchase more than twice as much online as narrow band users.

With more than $59 billion in online commerce—in online purchases last year, a 44 percent jump over 2000, the Internet has quickly become a significant channel of distribution for various products and services.

In December alone, 41 million people purchased more than $8.3 billion on line. Additionally, during December the Internet drove more than $10.5 billion in offline purchases through traditional channels.

For the entire holiday season, more than $13-and-a-half billion of goods and services were purchased online, a 13 percent increase over last year.

As growth rates for the Internet moderate, marketers need to be even more focused on better understanding specific patterns of behavior amongst their targeted audiences, as opposed to expecting to benefit from a large, new influx of potential consumers.

We believe NetRatings and the Nielsen//NetRatings services are uniquely positioned to provide valuable insights into this audience behavior.

During the quarter, we made significant functionality and usability enhancements to our core audience measurement service, including loyalty and retention reports which give our clients better visibility into usage patterns, which help them to attract and retain loyal visitors.

We previewed our market view recording system which aggregates and categorizes site visit data, not just by the name of the site, but by it's content and the users brand experience at that site. This makes our audience measurement traffic easier to interpret by marketers, and is likely to become the reporting perspective of the future. Market view reports will be formally released this quarter.

Last—last week, we released our competitive snap shot reports, which provide customers with a quick and easy way to view their relative performance, vis-à-vis their competitors. These vital statistics can now be easily integrated in a management report to help our client make critical business decisions. Look for even greater product and usability improvements in future quarters.

Nielsen//NetRatings continue to be sited as a leading sources for general Internet, streaming media and e-commerce statistics in top tier broadcast and press outlets including the Wall Street Journal, New York Times, Bloomberg, CNBC, CNNfn, Reuters, the Financial Times and USA Today.

In the fourth quarter Nielsen//NetRatings was sourced nearly 4000 times by the press, far and away an all time record. In December alone, Nielsen//NetRatings was sourced more than 2000 times in the press, a 123 percent increase over December of 2000.

For the year, Nielsen//NetRatings data was sourced more than 11,000 times, in various press outlets. A few additional Nielsen//NetRatings PR facts for the quarter include, more than 300 press articles were generated in top tier press outlets. Nielsen//NetRatings was featured in 240 broadcast media outlets, such as CNBC, CNN, Bloomberg TV, CBS Market Watch, NPR, and CNET TV and Radio.

Nielsen//NetRatings has 35 media agreements in the U.S. with such media outlets as Reuters, U.S.A. Today, San Jose Mercury News, Bloomberg, the Philadelphia Enquirer, the Boston Globe, the Hollywood Reporter, and CNET.

This wide spread global use of our data has further established Nielsen//NetRatings as a leading source for Internet statistics on a global basis.

NetRatings successful partnering strategy continued to return dividends during the quarter. Booz Allen Hamilton published their second report in the digital consumer project series, using Nielsen//NetRatings data.

This report uses Booz Allen's occasion-based segmentation system, to analyze differences in the characteristics of travel site visits. This type of analysis is extremely important to traditional marketers, as they strive to understand how to develop multi channel relationships with their clients.

The report generated interest among travel marketers looking for better ways to target travelers on line. The travel sector continues to be a burgeoning opportunity area. We saw online travel spending rise 23 percent year-over-year in December, recovering 18 percent from the October lows.

Working with our partner, Forrester Research, we made significant progress towards delivering Technographics NetView, a joint service based on Forrester's Technographic segmentation system and, the Nielsen//NetRatings audience behavior data.

This service, which we expect to begin selling this quarter will give marketers an innovative new way of characterizing Internet usage in terms of the consumer's affinity for technology.

And, in cooperation with Goldman Sachs and Harris Interactive, NetRatings provided new insights into the holiday e-commerce season.

These insights help Goldman Sachs, Harris Interactive's and NetRatings' customers, take advantage of and understand the continued underlying strengths of the Internet economy.

Our announced proposed acquisitions of Jupiter Media Metrix and ACNielsen eRatings.com, demonstrate our commitment and focus on our stated goals, being the premier provider of online media and market research services.

As you may know, the FTC made a second request for additional information, known as a second request to the companies during the quarter, Jupiter Media Metrix and NetRatings continue to work diligently to complete the information gathering process, to comply with the second request.

We will be issuing a press release when the companies have certified substantial compliance with the second request. During this process, we continue to be focused on the completion of the acquisitions in our targeted Q1 time frame.

Our balance sheet, coupled with our fiscal discipline and a strong management team, will enable us to integrate these businesses and continue on our course of becoming a leading global Internet media and market research company.

I'd like to turn it over now to Bill Pulver to give an operations update.

BILL PULVER, PRESIDENT & COO, NETRATINGS: Thanks, Dave and good afternoon everyone and thanks for joining our call.

In the 90 days since I joined NetRatings, my discussions with employees, investors and clients have confirmed the excitement surrounding the vision and strategic direction that NetRatings is currently executing.

Clients have been very supportive of this vision, and they look for NetRatings to create the global standard for measurement that provides data relevant to the needs of a dynamic market.

In 2002, we will continue to concentrate on the characteristics that have created our success to date, developing industry leading technology and maintaining the fiscal discipline to ensure that we are positioned for long-term growth.

In addition, we will focus on a number of a key strategic issues. One, the successful completion of the proposed acquisitions of Jupiter Media Metrix and eRatings as well as the integration process that moves us more quickly towards profitability.

Two, enhancing our data, to ensure that it is an integral part of the media industry's planning, buying and selling process.

Three, identifying new markets and applications for our data.

And four, developing the strategic opportunities, that help drive top line growth.

In January, we announced some important additions to the senior leadership team at NetRatings. In part, these were prompted by the announcement of Tim Meadows' intention to leave the company to pursue other interests.

Tim has been one of the driving forces at NetRatings since he co-founded the business with Dave Toth and Simon Chen, in 1997. And will continue to assist us through a transition period over the next few months. We wish him every success in the future.

Let me give you a little background on our new executive staff.

George Durney has been appointed to the position of Senior Vice President of Sales. George is a seasoned sales leader, who was previously managing the eastern territory for NetRatings and had a successful history in sales leadership roles, at the Dun & Bradstreet company.

Manish Bhatia has been appointed to the position of Senior Vice President of Product Marketing Development. Manish is a 12-year veteran of Nielsen Media Research and brings with him, outstanding media research skills. And will be instrumental, in helping NetRatings leverage the strength of its impressive roster of business partners.

Sean Kaldor joins the team, as Vice President Analytics and Corporate Marketing. Sean is one of our industry's most respected analysts. And previously, Sean was NetRatings Chief Analyst and Vice President, responsible for the development of the company's analytical service offerings.

And finally, Barbara Jarzab has been appointed Vice President and Chief of Measurement Science. Previously, she was the company's Vice President of research and Barbara will continue to ensure that the strengths of the Nielsen//NetRatings brand, is built on a foundation of information quality.

These changes are consistent with our efforts to ensure that NetRatings remains an outward looking client centric organization. And, that we continue to refine our range of products and services to meet an evolving set of industry needs.

We are very focused on the opportunities in front of us in 2002, and the continued implementation of our strategic vision.

Thanks very much. And now, I'll hand it back to Dave.

TOTH: Thanks, Bill. Now Jack will review the quarter in detail.

LAZAR: Thanks, Dave and thanks all of you for joining us today.

First, I'll outline our financial results for the fourth quarter and full year 2001. Next, I'll move into our guidance for Q1 of 2002.

By now, I trust you have received a copy of our Q4 earnings release. I'll review some of the highlights of the quarter.

We're pleased to report our results for the fourth quarter and year ended December 31st. For the most recent 12 months, we recorded revenue of 23.5 million, up 15 percent year-over-year. And in the most recent quarter, our continued prudent fiscal management, enabled us to reduce our operating loss by 12 percent.

The details of these results are as follows. Revenue for the quarter totaled 5.1 million, in line with the 5 million to 5.3 million guidance we provided during the Q3 conference call. Our revenue growth during the past 12 months illustrates our success and progress towards realizing our vision, of becoming the global leader in the Internet media and market research.

The breakdown of our fourth quarter revenue by channel of distribution, is as follows. NetRatings direct sales channel 3.6 million or 71 percent. Nielsen Media Research channel at one million or 20 percent. International royalties at 500,000 or nine percent.

The breakdown of revenue by product type, is as follows, AMS 3.7 million or 73 percent of revenue, analytical services 0.9 million or 18 percent of revenue. International royalties half a million or nine percent of revenue.

Our combined sales of international data, through both royalties and our joint venture and sales of international data to U.S. customers, made up approximately 17 percent of the Q4 revenue. With the remaining 83 percent of revenue, being attributed to the sale of U.S. data to domestic customers.

We added 54 new customers in Q4, including 15 domestically, bringing our cumulative Nielsen//NetRatings combined customer count, to over 630.

In line with our guidance, average subscriptions per new U.S. customer were down slightly from 2.29 in Q3, to two—2.0 in Q4. And the average sales price for U.S. customer remains strong at $60,000.

Our domestic renewal rate for the quarter, increased substantially from 40 percent in Q3 to 56 percent in Q4. We believe the up tick in our renewal rate, coupled with the quality of our renewing customers, demonstrates the significant value provided by the Nielsen//NetRatings service. Our service remains a priority for our customers.

We recorded a gross margin of 38 percent, in line with our guidance of between 35 and 38 percent. And down from the 51 percent achieved in Q4 of 2000. The cost of revenue for Q4 was 3.2 million or 62 percent of revenue. And this compares, to 3.2 million or 49 percent of revenue in the prior year comparable quarter.

Worldwide, we maintain the largest Internet audience measurement panels with approximately 233,000 panelists.

Total pro forma operating expenses were 5.8 million, down 24 percent from Q4 of 2000. And down 12 percent sequentially. Operating expenses were below our guidance of 5.9 million to 6.2 million.

Research and development expenses totaled 1.7 million or 33 percent of revenue. This compares with 1.9 million or 29 percent of revenue, for Q4 2000. Sales and marketing expenses totaled 2.9 million or 56 percent of revenue in the fourth quarter, compared with 4.4 million or 66 percent of revenue in Q4 of 2000.

General and administrative expenses, were 1.2 million or 24 percent of revenue for the quarter. This compares with 1.4 million or 21 percent of revenue, for the fourth quarter of 2000. Our pro forma operating loss was 3.9 million, down 10 percent from Q4 of 2000. And down 12 percent sequentially, reflecting our emphasis on cost control.

During the quarter, we recorded 1.3 million related to our—1.3 million in losses, related to our investment and joint ventures worldwide which was in-line with our expectations. This compares with 1.2 million for the fourth quarter of 2000.

Net interest income for the quarter, was 3.0 million as compared with 5.4 million in Q4 of 2000, a decrease of 44 percent, and a sequential decline of 21 percent.

Interest income was slightly below the guidance we provided of 3.1 million to 3.4 million, reflecting the continued declining interest rate environment that we've experienced throughout 2001. Our investment policy is one based on preservation of capital, as opposed to maximizing returns and emphasizes relatively short holding periods for investments.

Pro forma results concluded in a net loss of 868,000 or a loss of three cents per share, as compared with a net profit of 1.1 million or three cents per share in Q4 of 2000.

Pro forma net loss per share was at the favorable end of the three to five cent guidance that we provided during our Q3 conference call. Weighted shares outstanding were 33.1 million, and 32.4 million in the fourth quarter and the prior year comparable quarter, respectively.

Pro forma adjusted net losses per share exclude the effects of non-cash stock based compensation charges and our recorded losses in joint venture investments.

On a GAAP basis which includes the amortization of non cash stock based compensation and the loss on joint ventures, net loss for the fourth quarter of 2001, was 4.5 million or a loss of 14 cents per share on approximately 33.1 million shares outstanding.

This compare—this compared with a net loss of 2.7 million or a loss of eight cents per share on approximately 32.4 million shares outstanding, during the same period of the prior year.

Turning to the full year results as previously mentioned, revenue was up 15 percent coming in at a record 23.5 million compared with 20.4 million reported for the prior year. Gross margin came in at 44 percent as compared with 38 percent in the prior year.

Pro forma operating expenses, were 27.9 million in 2001, a four percent decrease from the 29 million recorded in the prior year.

Pro forma net loss for 2001, was 2.1 million with a pro forma adjusted net loss per share of six cents on 32.9 million shares. This compares with the pro forma adjusted net loss of $200,000 in 2000. And an adjusted net loss per share of one cent on 32 million shares.

Including the amortization of non cash stock based compensation and the loss on joint ventures, net loss for 2001 was 17.6 million or a loss of 54 cents. This compared with a net loss of—for 2000 of 14.3 million or a loss of 45 cents per share.

As for our balance sheet, total assets at the end of the quarter, were at $342 million. Our balance sheet includes $323 million in cash and short term investments, down 13 million from the Q3 balances. The decrease in the cash balance, was in line with the 11 to $13 million guidance we provided during our Q3 conference call.

The use of cash, was predominantly related to our scheduled repayment of deferred eRatings capital contributions. And the settlement of our PaineWebber <Company: PaineWebber Group Inc.; Ticker: PWJ; URL: http://www.painewebber.com/> litigation.

In addition, during the fourth quarter, we also paid out approximately $2 million in legal and banking fees, related to our proposed acquisition of Jupiter Media Metrix.

Our cash balance represents nearly $10 per share of stock currently outstanding. And provides us with the ample security in fuel for future growth. Total liabilities for the quarter were 23 million and included $7 million in deferred revenues, related to completed contracts that in accordance with our conservative revenue recognition policies, had not yet been amortized to revenue.

During the fourth quarter, our capital expenditures were less than $100,000 and depreciation expense was 403,000. That's compared with capital expenditures of 365,000 and depreciation of 476,000 in the prior year, comparable quarter.

NetRatings continues to have no long-term debt.

Our balance sheet is very strong, with 95 percent of our 342 million in total assets in the form of cash and short-term investments.

As of December 31st, we had 144 employees including 25 sales people. Compared with 144 employees and 27 sales people at the last—at the end of the last quarter. And 160 employees including 35 sales people at the end of December 2000.

The upcoming information concerning NetRatings' business outlook represents our outlook as of this date only. And NetRatings under takes no obligation, to update or revise any forward-looking statements whether as a result of new developments, or otherwise.

Today, I will provide guidance for the first quarter of 2002 and we anticipate providing additional forward-looking guidance, after the completion of our proposed acquisitions.

Please note, that the pro forma loss per share guidance I provide today, will include our recorded losses on our international joint ventures in Q1. But, will continue to exclude, the non cash stock based compensation charges.

Previously, we reported pro forma net—we reported pro forma loss per share guidance that excluded the international joint venture losses as our obligation to fun the eRatings joint venture, had not yet matured. As we are now obligated to make quarterly capital contributions, we will no longer exclude this from our pro forma results.

For the first quarter of 2002, we anticipate revenue of between 4.2 and 4.5 million. We expect to add between 20 and 30 new domestic customers in Q1, at an average sales price of approximately 60,000. We anticipate relatively flat renewal rates for the upcoming quarter.

Our gross margin guidance for the first quarter, reflects a 10 to 12 percent decrease in our cost of goods sold, due to our focus on reduction of panel expenses in addition to the consolidation of some product offerings. We expect to maintain gross margins of 35 to 38 percent.

Regarding our operating expenses, we will continue to demonstrate our fiscal discipline while reinvesting in the company to help fuel future growth. For the quarter, we anticipate the follow functional expense breakdowns.

Research and development, 1.5 to 1.65 million. Sales and marketing 2.9 to 3.1 million and G&A of 1.3 to 1.45 million.

Total pro forma operating expenses are anticipated to come in between 5.7 million and 6.1 million for the quarter. And we anticipate our pro forma operating loss to come in between 3.9 and 4.4 million.

We will continue to evaluate the business environment over the upcoming quarte, and determine whether additional steps will be required to bring our operating expenses more in line with our forecasted revenue projections.

Our international joint ventures continue to provide us with the most comprehensive worldwide audience measurement services and NetRatings will continue to use some of our 323 million in cash and our superior tracking technology, to strengthen our worldwide presence.

For the first quarter, we currently anticipate decreasing these losses from 1.3 million in Q4 to between one million and 1.2 million. We anticipate that these amounts will continue to decrease in future quarters.

Regarding our interest income, we again anticipate decreasing rates of return on our cash and investments, due to the ongoing low interest rate. Net interest income for the first quarter is expected to be between 2.2 and 2.5 million.

We currently anticipate, that our pro forma per share results for the first quarter, which will exclude the stock based compensation, but will now include the recorded losses on joint ventures, will be in the range of seven to nine cents per share. This pro forma loss compares with a loss per share of six cents in Q4 of 2001.

During Q1, we anticipate cash outlays of approximately $4 to 6 million, with approximately two million related to operating cash burn and the remaining amounts attributed to ongoing strategic investments and cost related to the Jupiter Media Metrix and eRatings acquisitions.

We'll continue to ride the cyclical downturn in our industry by emphasizing effective cost control, developing new and innovative products and executing on our long-term strategic vision. Our strong financial foundation, coupled with our industry leading technology and strong management team, will enable us to emerge from this downturn as a well-capitalized leader in the fields of online, media and market research.

We are very excited about the tremendous progress we've made, since our inception in 1997 and we look forward to our bright future. One in which we will continue to provide our clients with customer focused products and services to meet their evolving needs.

We believe that our shareholders will benefit, as we continue to establish ourselves as the premier online media and market research firm.

With that, I'll turn it back over to Dave.

TOTH: Thanks, Jack.

As you've heard, NetRatings continues to be focused on executing our long-term strategic goals. We have a first class diverse customer base, outstanding partners, an experienced management team that is focused on a proven business model and is fiscally minded and a strategic vision, that we are clearly executing which will enable us to become a premier global provider of media and market research services.

Before we start the question-and-answer period, let me remind you, that we are operating under the SEC's regulation FD which precludes us from giving individual updates throughout the quarter. So if you have any questions about the guidance we just gave, we encourage you to ask them now.

OPERATOR: At this time, we are ready to begin the question-and-answer session.

If you would like to ask a question, press star, one on your touch-tone phone. You will be announced prior to asking your question. To withdraw your question press star two.

Once again, to ask a question, press star, one on your touch-tone phone. One moment for our first question please.

Again, to ask a question press star, one on your touch-tone phone. One moment.

Our first question comes from Mr. Ashish Thadani with Brean Murray. Sir, you may ask your question.

ASHISH THADANI, BREAN MURRAY: Good afternoon, gentlemen.

I just wanted to get some flavor for the timeline of your proposed acquisition with Jupiter Media Metrix. You indicated, that you will issue a release once you have complied with the FTC request for additional information. When might that be?

And then, how long does the FTC have to respond to you?

TOTH: Ashish, we're certainly working towards compliance today. I don't have—you know, we don't have an exact date when we believe that will occur. But we do believe that it will occur in a time frame that will allow us to close in the targeted Q1 time frame.

LAZAR: The second part of that Ashish, once we do substantially comply, once both parties do substantially comply with the FTC request, then there's a 30 day time period that evolves.

ASHISH THADANI, BREAN MURRAY: OK. So they have a 30 days to respond. But, you don't have a deadline by which you have to respond, prior to that.

LAZAR: That's correct.

TOTH: That's correct.

LAZAR: But, of course, we're trying to do that as soon as possible.

ASHISH THADANI, BREAN MURRAY: OK. Thank you very much.

TOTH: Ashish, obviously, we're working closely with the FTC through that process.

ASHISH THADANI, BREAN MURRAY: Sure.

OPERATOR: Our next question comes from Mr. Jeff Ware with A.G. Edwards.

Mr. Ware, you may ask your question.

JEFF WARE, AG EDWARDS: Hi, guys. Good afternoon.

I was wondering if you could elaborate a little bit on the sales and marketing line for the quarter. It looks like you did a little better there. And also, if you care to elaborate at all on any—as you're going over your operations and combining them with Jupiter and eRatings.

Are there any other synergies that are popping up? Or how's that—the planning process going? Is there other areas that you're finding you could cut more expenses in?

And then, finally, any update on the timing of maybe the reduction in some of your panels, especially the international side? And what—how's—what's going on in there?

Thanks.

JACK: Hey, Jeff, good to hear from you. I'll take the sales and marketing piece and then I'll give the others to Bill.

The sales and marketing line, you know, clearly, we have an intense focus on cost control, right now. And to say, that that's—that's what favorably effected our sales and marketing line, during the most recent quarter.

There were some mix issues related to products that we sold. But, in general, it's really just a real focus by our employees. And you know, doing more of our PR in house. Things like that have favorably effected sales and marketing.

PULVER: Hi, Jeff. This is Bill here.

Just your question in terms of the deal synergies. I mean, we've made pretty good progress with Jupiter Media Metrix and eRatings on this. But essentially the major areas of synergy involve the panels, the duplication of panels. The duplication of some of the people cost and also real estate.

That's pretty consistent with where we were from day one on this deal.

On the international side, we still operate in 29 countries today. But, I know the eRatings folks have already started to take some of the expense out of some of the countries that we look to close down. We expect to finish up in somewhere 10 and 20 countries internationally covering about 80 percent of global Internet usage.

JEFF WARE, AG EDWARDS: OK. Thanks.

OPERATOR: Our next question comes from Mr. Kevin Sullivan with Lehman Brothers. Mr. Sullivan, you may ask your question.

KEVIN SULLIVAN, LEHMAN BROTHERS: Hi guys. I apologize if this was addressed I missed the beginning of the call.

In terms of the timeline, I understand you guys have to comply in this 30 day clock. Would the deal close immediately thereafter?

I know a portion of the deal had some sort of bridge flow. Can you just touch on that, if you would?

And then finally, in terms of renewal rates, it seems like you have a nice pop here. I would imagine with some of the dot-com clients flushed out of there we should see stabilization, which you guided toward, if not improvement, going forward.

Would that be a correct assessment? Thanks.

TOTH: Kevin, this is Dave. Let me try to answer the deal question first.

You know my understanding of the process is, is that you know, after we certify compliance the FTC has a 30 day period. They can release you from that anytime during that period. If they choose not to release, then, yes, there's a possibility my understanding is just that—you can—you know you go to close a transaction, they'll try to issue a temporary restraining order, et cetera. It goes to court from there.

But—so it's a 30-day period and it's a, you know, can be released in the middle of that 30-day period.

LAZAR: Kevin, it's Jack.

Kevin regarding—I think you'd asked a question about the bridge loan.

Yes, that bridge loan, certainly, was put together as part of the deal. I think we can—but we can't really comment on whether they've drawn down or not drawn down, since they have not released their financials at this point and I think they're doing so on the next week or two.

So you know, the bridge loan just sits out there.

The other question you brought up was the renewal rates. Clearly, one of the most favorable things this quarter we saw was the renewal rate—56 percent renewals is a pretty nice up tick from last quarter.

A couple of other points to throw out on the curve there, that also were good signs to us, renewal rates in the last month of the quarter were actually in the mid 60 range. So that was a positive for us.

And another one that we're very focused on since—as you well know, we're trying to broaden our customer base 80 percent—almost 80 percent of our Fortune 500 customers renewed too.

So all three of those, I would say, are great signs for business.

All that being said, one quarter does not a trend make. And while we're optimistic about it, you know, we want to see a couple of more quarters come through over here.

KEVIN SULLIVAN, LEHMAN BROTHERS: Fair enough. Thank you very much.

OPERATOR: Our next question comes from Mr. Michael Hlatki with Bear Stearns.

Sir, you may ask your question.

MICHAEL HLATKI, BEAR STEARNS: Hi. Thank you.

Jack, could you just remind us of the estimates you have for the, I guess, the one time restructuring charge that you plan to take after—if the Jupiter Media Metrix deal closes? Thanks.

I think it was around $50 million, but could you just remind us?

LAZAR: Hi, Mike, yes. Not quite. Forty to 45.

MICHAEL HLATKI, BEAR STEARNS: OK.

LAZAR: That was the estimate.

MICHAEL HLATKI, BEAR STEARNS: Great. Thank you.

OPERATOR: Our next question comes from Mr. John Corcoran with CIBC World Markets.

Sir, you may ask your question.

JOHN CORCORAN, CIBC WORLD MARKETS: Good afternoon, gentlemen.

Can you give us any feel for whether you have perceived a change in the competitive landscape, relative to the companies that you compete against, other than JMXI? That's number one.

And number two, could you give us some feel for how your customers are responding as the deal gets closer to conclusion.

Thank you.

TOTH: John, this is Dave.

You know, from a competitive nature, John, we still see quite a bit of competitive activity out there. Domestically Commscore, clearly, is out there. And then, in addition, there are—you know this—you continue to fight the battles with some of these site measurement companies like ABC Interactive and so forth.

Internationally, we still see Net Value. We see, primarily them in Europe, today. They're very competitive with you know with us internationally as well as JMXI internationally. Obviously Comscore has not really expanded much out there.

PULVER: The only—the only area Commscore have advanced into actually the relationship with net value with it, also working towards the mega panel, specifically focused right now in Europe.

TOTH: And then John, I'm sorry, what was your second question?

JOHN CORCORAN, CIBC WORLD MARKETS: I think you got it all. Thank you.

TOTH: OK. Thanks.

OPERATOR: Our next question comes from Adrian Dawes with Hartwell.

You may ask your question.

ADRIAN DAWES, HARTWELL: Thanks.

You talked in Europe—had remarks about new product releases expected this quarter and through the rest of the year. How meaningful do you think those are, in terms of improving your competitive position?

And perhaps the impact it may or may not have on ASP's as you go forward as well as the number of products sold into existing customers?

TOTH: Adrian, it's Dave.

A couple of things that are interesting there. You know, with the new products, I think what we really drive towards is really enhancing renewal rates and driving APSs. And probably driving ASPs higher, is obviously the priority.

But certainly, you know, what we like to also see is that retention rate.

Yes, some of the things that we've put out there into the standard AMS product this quarter, you know included the loyalty and retention reports which you know was a focus for us on enhancing our renewal rates. And then, this new competitive dynamics report, which we find a lot of our customers really want to understand how they sit vis-à-vis their competitors, in the market, is a product that we initially have put out there, for you know, improving our retention rates.

But, in the future that will be a separated out product. And likely charged for separately.

So you know, we're working both of those angles as we put new products out there.

ADRIAN DAWES, HARTWELL: As we look at the merger progressing of the two organizations, is there any change in your view of the size of the potential opportunity for the combined organizations and the ability to grow the customer base?

LAZAR: Yes, I think that one of the things we really focused on over the last year, was broadening out the customers that we sold too. You know, I mentioned the renewal rates in the Fortune 500 this quarter is a very important positive to us. And, that really helps us expand the environment that we're selling into.

By—if you look at some of the customers we talked about people like Hasbro, or Kimberly-Clark or you know people who are using this stuff for competitive intelligence. And I think that's a way in which you broaden out the market.

ASPs to those customers for example were up 50 percent, from what they were last quarter. So ASPs to CPG customers were 50 percent greater this quarter. That's what we can kind of work towards broadening the market.

And clearly, we think we're developing a product set that serves that need.

ADRIAN DAWES, HARTWELL: I know you didn't make any specific comment in terms of the line of credit forwarded to—or potentially forwarded to JMXI.

But, if you were to have done so how would you have categorized it on our balance sheet?

LAZAR: On our balance sheet to the extent that it was material it would have showed up as a receivable.

ADRIAN DAWES, HARTWELL: OK. Great. Thanks. I'll get back in the queue.

TOTH: Thanks Adrian.

OPERATOR: Once again, to ask a question press star one on your touch-tone phone. One moment please.

At this time, we have no parties in queue with questions.

TOTH: Despite the tougher operating environment, we remain solidly focused on our core strengths: global coverage, high information quality and superior customer service.

I'd like to thank all of our employees, partners and investors for their commitment to NetRatings' success.

This concludes our conference call for today. Thanks for you time and continued support.

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Caution Required by Certain SEC Rules

In connection with the pending acquisition by NetRatings of Jupiter Media Metrix, NetRatings has filed with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders. Investors and security holders are urged to read this document and other documents related to the transaction filed by NetRatings and Jupiter Media Metrix because they contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of this document, as well as other SEC filings of NetRatings, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications, for NetRatings, at 650-470-4203, or jennifer@stapleton.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.